780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

August 18, 2010

VIA EDGAR
AND FACSIMILE  (703) 813-6983

Mr. Michael Volley
Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Marshall & Ilsley Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2010
File No. 001-33488

Dear Ms. McHale and Ms. Livingston:

On behalf of Marshall & Ilsley Corporation (the “Corporation”), this letter is to confirm that the Corporation has received the Commission’s Comment Letter dated August 16, 2010.  Per my telephone conversation with Ms. Moore this morning, the Corporation will respond to the August 16, 2010 Comment Letter on or before Wednesday, September 15, 2010.  The Corporation requires this additional time to respond due to the technical nature of the comments received.

Please contact Mr. Randall Erickson, the Corporation’s Senior Vice President, Chief Administrative Officer and General Counsel, at (414) 765-7809, or the undersigned at (414) 287-9663, if you have any questions or concerns.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ C. J. Wauters

C. J. Wauters

cc:

Gregory A. Smith

Randall J. Erickson

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, WASHINGTON DC, AND SHANGHAI PRC

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